SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)*

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

JD Alexander
Atlantic Blue Group, Inc.
122 East Tillman Avenue
P.O. Box 1318
Lake Wales, Florida 33859-1318
Telephone: (863) 679-9595
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

December 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)
(Page 1 of 8 Pages)
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230 10-4	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (See Item 5)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 016230 10-4	13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (See Item 5)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 016230 10-4	13D	Page 4 of 8 Pages

This Amendment No. 14 (this “Amendment No. 14”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004 (the “Schedule 13D”), by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008; Amendment No. 11, filed on January 20, 2009; Amendment No. 12, filed on February 13, 2009 and Amendment No. 13, filed on December 4, 2009 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 14, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.    Identity and Background

The second paragraph of Item 2 is amended and restated in its entirety as follows:

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) According to the Issuer’s quarterly report on Form 10-Q for the fiscal period ended June 30, 2011, as filed with the Securities and Exchange Commission on August 9, 2011, there were 7,350,223 shares of Common Stock issued and outstanding as of August 1, 2011.  As of December 22, 2011, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.7% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party beneficially owns any shares of Common Stock.  Based on information provided by the applicable Disclosed Party:

JD Alexander, the President and Chief Executive Officer of ABG and a director of ABG and the Issuer, beneficially owns 6,678 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

Baxter Troutman, a director of ABG, beneficially owns 600 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

Robert Viguet, a director of ABG, beneficially owns 10,467 shares of Common Stock (representing less than 0.12% of the outstanding shares of Common Stock); and

Laura Grace Alexander, a director of ABG, beneficially owns 100 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock).

CUSIP No. 016230 10-4	13D	Page 5 of 8 Pages

(b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregated thereby.

JD Alexander, the President and Chief Executive Officer of ABG and a director of ABG and the Issuer, has sole power to direct the voting and disposition of the 6,678 shares of Common Stock that he holds;

Baxter Troutman, a director of ABG, has sole power to direct the voting and disposition of the 600 shares of Common Stock that he holds;

Robert Viguet, a director of ABG, has sole power to direct the voting and disposition of the 10,467 shares of Common Stock that he holds; and

Laura Grace Alexander, a director of ABG, has sole power to direct the voting and disposition of the 100 shares of Common Stock that she holds.

(c) To the knowledge of the Reporting Persons, no Disclosed Person has engaged in any transactions in Common Stock during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 6:

On December 1, 2011, ABG, Holding and certain other subsidiaries of ABG entered into an Amended and Restated NRLOC Note with Farm Credit of Southwest Florida, ACA under the Loan Agreement.  As amended, the NRLOC Note provides for borrowing of $10,000,000 under the Loan Agreement, and the maturity date for borrowings under the Loan Agreement is May 1, 2012.

On December 19, 2011, ABG, Holding and a certain other subsidiary of ABG entered into a Loan Agreement with Centerstate Bank of Fla, N.A. (the “Centerstate Loan Agreement”). In connection with the Centerstate Loan Agreement, 500,000 shares of Common Stock were pledged and are subject to a Collateral Assignment and Hypothecation Security Agreement entered into on December 19, 2011 by and between Centerstate Bank of Fla, N.A and ABG, Holding and a certain other subsidiary of ABG. The Centerstate Loan Agreement provides for a revolving line of credit of up to $5,000,000. The maturity date for borrowings under the Centerstate Loan Agreement is September 30, 2012.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7:

99.16
Amendments to Loan Agreement by and between Farm Credit of Southwest Florida, ACA and Atlantic Blue Group, Inc., Alico Holding, LLC, Blue Head Ranch, LLC, Blue Head Farms, LLC, Blue Head Cattle, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Atlanticblue Warehousing, LLC, Blue Box Storage, LLC and Footman Trail, LLC

99.17	Loan Agreement, dated December 19, 2011, by and between Centerstate Bank of Fla, N.A. and Atlantic Blue Group, Inc., Blue Head Ranch, LLC and Alico Holding, LLC

99.18
Collateral Assignment and Hypothecation Security Agreement, dated December 19, 2011, by and between Centerstate Bank of Fla, N.A. and Blue Head Ranch, LLC, Atlantic Blue Group, Inc., and Alico Holding, LLC

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

ATLANTIC BLUE GROUP, INC.

By:	/s/ JD Alexander
	Name:	JD Alexander
	Title:	President and Chief Executive Officer

ALICO HOLDING, LLC

By:	/s/ JD Alexander
	Name:	JD Alexander
	Title:	Manager

Page 7 of 8 Pages

SCHEDULE 2-A

ATLANTIC BLUE GROUP, INC.

Directors and Executive Officers

The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Group, Inc. are set forth below.

Name	Principal Occupation	Business Address

JD Alexander	President & CEO of Atlantic Blue Group, Inc., and President & CEO of Alico, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Laura Grace Alexander	Educator	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Wayne Britt	Retiree and former Chief Executive Officer of Tyson Foods, Inc.	2669 N. Sherwood Lane, Fayetteville, Arkansas 72703

Luke Clark	London Projects Manager of an Educational Non-Profit Organization	116 St. Lawrence Avenue, Worthing, West Sussex, BN 147JL England

J. Andrew Kerner	Former Executive Vice President of Centex Corporation and employee of Texas Habitat for Humanity and Affordable Housing Partners	4514 Travis Street, Suite 350, Dallas, Texas 75205

Mike J. Lafitte	President of Institutional & Corporate Services at CB Richard Ellis Group, Inc.	2001 Ross Avenue, Suite 3400, Dallas, Texas 75201

Nancy Linnan	Managing Shareholder of Carlton Fields, P.A.	215 S. Monroe Street, Suite 500 Tallahassee, Florida 32301

Byron G. Matteson	Former Manager at Labor Solutions, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Baxter Troutman	Chief Executive Officer of Labor Solutions, Inc.	212 SE 1st Street, Winter Haven, Florida 33884

Robert Viguet	Partner of Thompson & Knight LLP	333 Clay Street, Suite 3300 Houston, Texas 77002

David Koon	Chief Financial Officer of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

John Fleming	VP Warehousing & Logistics of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Arnie Sarlo	VP Ag Operations of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Page 8 of 8 Pages

SCHEDULE 2-B

ALICO HOLDING, LLC

Managers

The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.

Name	Principal Occupation	Business Address

Kristine Eppes	Office Manager of Alico Holding, LLC	2215-B Renaissance Drive, Suite 5 Las Vegas, Nevada 89119

JD Alexander	President of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

David Koon	Chief Financial Officer of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318